Exhibit 3.2

541	Page 1 of 2	Last Revised: May 2002

541	Page 2 of 2	Last Revised: May 2002

ATTACHMENT TO AMENDMENT TO SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ROCKY SHOES & BOOTS, INC.
     The Second Amended and Restated Articles of Incorporation are hereby amended by striking out in its entirety the first paragraph of Article Fourth and substituting in lieu thereof the following:
     FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Twenty-Five Million Five Hundred Thousand (25,500,000) consisting of:
     1. Twenty-Five Million (25,000,000) shares of Common Stock, without par value (the “Common Stock”);
     2. Two Hundred Fifty Thousand (250,000) shares of Voting Preferred Stock, without par value (the “Voting Preferred Stock”); and
     3. Two Hundred Fifty Thousand (250,000) shares of Non-Voting Preferred Stock, without par value (the “Non-Voting Preferred Stock”).